EXHIBIT 8


                    DICKSTEIN PARTNERS INC.

Mark Dickstein                                 Tel:  212-754-4000
President                                      Fax:  212-754-5825



                                   March 31, 1995

Board of Directors
Marietta Corporation
37 Huntington Street
Cortland, New York  13045

Gentlemen:

     We write again to ask that you call an annual meeting of Marietta's shareholders to be held not later than May 1, 1995, as we believe you are required to do. We insist at a minimum that you presently advise the shareholders when the meeting will be held.

     Section 603 of the New York Business Corporation Law establishes the foundation of corporate democracy for New York corporations like Marietta -- that directors should stand for election at least once every 13 months. As a United States Federal District Court observed in construing Section 603, "under New York law, annual meetings are contemplated to occur no later than thirteen months after the last such meeting . . . ."  Ocilla
Industries Inc. v. Katz, 677 F. Supp. 1291, 1301 (E.D.N.Y. 1987).
Since last year's annual meeting was held on March 29, 1994, the 13-month period will end on April 29, 1995, a Saturday. We would not object if the meeting were held on the following business day, May 1.

     Timely annual elections, in addition to being an absolute legal right, represent the only practical opportunity for shareholders to ensure that their interests and wishes are properly represented by the directors. This accountability is especially important where, as here, the corporation faces an important decision and directors own a minute portion of the stock (and much of what they own was purchased with Company-funded loans that have yet to be repaid).



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     Public companies normally hold annual meetings in the fifth or sixth month after their fiscal year-end. By this standard, Marietta should hold its meeting in February or March.
Consistent with that norm, the Company notified the brokerage community early last January that its 1995 annual meeting was to be held on March 10 (a date on which the Company ultimately did hold a Board meeting, which we assume was intended to coincide with the annual shareholders' meeting). Likewise, the Company's 1994 10-K -- which was executed by all of you on December 23, 1994 -- prospectively incorporated by reference information to be filed with the Company's proxy statement by the end of January 1995. Thus, by the time we and Calibre Capital Associates made our acquisition proposal, you were already on record with both the brokerage community and the S.E.C. that the annual meeting would be held by March.

     On January 17, we and Calibre proposed to acquire Marietta for $11 per share -- roughly 50% above market prices a month earlier. In our proposal letter, we requested the opportunity to discuss our proposal with the Company, and we sought access to Marietta's non-public information with a view to possibly increasing the price of our offer.

     Concerning the annual meeting, our January 17 letter stated:

          As much as we desire to accomplish our
     objective amicably, as a precautionary measure, we are filing with the Securities and Exchange
     Commission preliminary proxy material that would enable us to propose an alternate slate of directors at the upcoming shareholders' meeting if we do not reach agreement with the existing board. Our nominees would run on a platform that the Company should be sold at the best available price, but not less than $11 per share.

Those proxy materials were promptly filed and have since been cleared by the S.E.C.'s staff.

     Faced with the prospect of an election contest, the Board has indefinitely postponed the annual meeting. In discussions we had with CEO Steven Tannen or Goldman Sachs on January 25, February 2, February 7, February 8, and March 2, we were informed that no meeting date had been set, and that no prediction could be made concerning when the meeting would be held.

     We wrote to Mr. Tannen on March 3 to raise a variety of concerns. In our letter, we called upon the Board "to comply with its responsibility, under Section 603 of the New York




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Business Corporation Law, to conduct an election of directors by
May 1, 1995." Since then, we have learned through public filings that at least two other shareholder groups -- those including Barry Florescue and Elliott Associates -- have independently voiced concern about the delay in the annual meeting (as well as sharing other concerns raised in our March 3 letter). Our group, the Florescue group and the Elliott Associates group, while independent of each other, own in the aggregate nearly 30% of the outstanding shares. The Board has yet to respond to our demands for an annual meeting.

     On March 20, we again inquired of Goldman Sachs concerning the status of the meeting. We were informed on this occasion that the Company does not share our view that the meeting needs to be held by May 1. As a result, it was mutually agreed that a conference call would be held on March 27 for the specific purpose of affording our respective counsel the opportunity to exchange views on this point. Although the time of the call had been cleared with all participants, we were informed when the call was placed that the Company's counsel, Rubin, Baum & Levin, was unavailable. Nonetheless, we and our counsel outlined for Goldman Sachs the legal basis for our view and requested through Goldman that Rubin Baum advise us whether they disagree. We have yet to hear their response.

     Despite this prolonged and patient effort on our part, we find ourselves a month away from the May 1 date without the Company having even filed its own preliminary proxy material with the S.E.C. You have obviously decided not to hold a timely annual meeting, but rather to ignore both your statutory duty and the requests of holders of 30% of the shares.

     To reiterate: We insist that the Board convene the annual meeting of shareholders by May 1. In any case, the Board should at least advise its shareholders at this time when the next election of directors will be held.

     The delay in convening the shareholders' meeting is all the more consequential given other developments (or lack thereof) in the 2 1/2 months since we and Calibre made our acquisition proposal. The Company has embarked on a surprisingly large $6 million capital expenditure program for fiscal 1995 -- a program that the Company has made no effort to explain and that could adversely impact the price that we or other potential bidders could offer for the Company. Meanwhile, despite our many requests, the Company has failed to discuss our proposal with us, to provide us with due-diligence information, or even to provide us with a draft of a confidentiality agreement.





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     We implore you to reconsider the tack you appear to have
chosen. Perhaps at this juncture the direct involvement of independent board members would be prudent.

                                  Very truly yours,


                                  Mark Dickstein




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